EXHIBIT 99.2

[COMPLETEL LOGO OMITTED]


NEWS RELEASE
Completel Europe N.V.                    Investor Contact:
Blaak 16                                 Catherine Blanchet, Director of
3011 TA Rotterdam                          Investor Relations
The Netherlands                          Tel: +33 1 72 92 20 32
+31 10 43 00 844                         e-mail: ir@completel.fr

Ticker: CLTL
ParisBourse: CTL

April 28, 2003


            COMPLETEL RAISED ADDITIONAL EQUITY OF (euro)1.7 MILLION


Paris, April 28, 2003 - Completel Europe N.V. ("the Company") has announced that the warrant offering proposed in the recapitalization finalized on September 17, 2003 is now closed.

The exercise period of the warrants ended on March 14, 2003. Given Deutsche Bank incremental investment representing approximately 51% of the unexercised amount, a total of 170 716 ordinary shares were issued at (euro)10.05 per share, representing additional equity of approximately (euro)1.7 million.

Completel Europe NV (ParisBourse: CTL).
Completel is a leading national infrastructure-based carrier serving medium and large businesses in France.

 Paris office: Tour Egee, 9-11 allee de l'Arche, 92671 Courbevoie Cedex, FRANCE
                            Tel: +33 1 72 92 20 00
                               www.completel.com
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